Mail Stop 0306


April 27, 2005



Via U.S. Mail and Facsimile (469) 892-1197

Julie Sansom-Reese
Chief Financial Officer
Zunicom, Inc.
1720 Hayden Road
Carrollton, Texas  75006


	Re:	Zunicom, Inc.
		Form 10-K for year ended December 31, 2004
		Filed March 31, 2005
		File No. 000-27210

Dear Ms. Sansom-Reese:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the fiscal year ended December 31, 2004

Item 8 - Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm - Page F-3

1. Please have your auditor revise its report in future filings to indicate the city and state where the opinion was issued. Refer to
Rule 2-02(a) of Regulation S-X.

Note B - Summary of Significant Accounting Policies

Revenue Recognition - Page F12

2. Your current disclosure on revenue recognition is vague. We note that you offer various types of product, including batteries, portable power products, security products and electronic components.
We also note your reference on page 13 to "drop shipment sales." We also note that you provide power services, which includes sourcing, distribution, logistics and value added services. It appears these power services agreements may be multiple element transactions. Please supplementally respond to the following and revise future filings to address our comments as appropriate:

a) Indicate your accounting policies for each type of material sales transaction, including power services. In each instance, demonstrate how you satisfy each of the criteria for revenue recognition under SAB Topic 13A.

b) Discuss any significant post-shipment obligations or any other significant terms of your arrangements. Tell us how these terms impact your revenue recognition. If you provide customers with a product warranty, disclose how you account for that obligation and, if material, provide the roll-forward of the liability required by paragraph 14 of FIN 45.

c) Discuss how you account for multiple-element arrangements. Demonstrate how your policies comply with EITF 00-21 and SAB 104 by identifying the separate units of accounting, disclosing how you allocate the total consideration and disclosing how you determine the fair value of the undelivered elements.


* * * * * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 824-5465, or me at (202) 824-5387 if you have questions regarding these comments. In this regard, do not hesitate to contact
Michele
Gohlke, Branch Chief, at (202) 942-7903.


					Sincerely,


					Kevin Vaughn
					Reviewing Accountant
Ms. Julie Sansom-Reese
Zunicom, Inc.
April 27, 2005
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